Exhibit 99.1

Origin Agritech Limited Acquires Additional 42.42% Interest in Denong Zhengcheng
   Seed Company, Ltd. and Announces Change in Fiscal Year End to September 30

    SAN DIEGO & BEIJING--(BUSINESS WIRE)--Oct. 19, 2006--Origin Agritech Limited (NASDAQ: SEED) ("Origin") today announced that it has acquired, through its subsidiary Beijing Origin Seed Limited ("Beijing Origin"), an additional 42.42% equity interest in Denong Zhengcheng Seed Company, Ltd. ("Denong"), a developer, producer, and marketer of hybrid rice, cotton, and rape seed principally in the southwestern region of China.

    As previously announced, in January 2006 Beijing Origin acquired a 52.21% controlling interest in Denong. Together with the newly acquired 42.42% equity interest, Beijing Origin currently owns approximately 95% of Denong for which it has paid total consideration of approximately $6.2 million in cash.

    Dr. Gengchen Han, Origin's Chief Executive Officer, commented, "We believe that our substantial ownership of Denong represents a meaningful and cost effective approach to strengthening Origin's position in China's hybrid seed industry. Since our acquisition of a controlling interest in Denong in January, we have increased our presence in China's two primary crops - corn and rice - and broadened our hybrid offerings to include Denong's 10 proprietary rice hybrids, 6 proprietary rapeseed hybrids, and 5 proprietary cotton hybrids. We have integrated Denong's large, localized distribution network, which is expected to facilitate higher sales, as well as Denong's 4 research facilities and 5 production facilities, all of which are located in southwestern China."

    Origin also announced that its Board of Directors has elected to change the Company's fiscal year end from the previously announced June 30 to September 30, beginning with the 2006 fiscal year. This change will continue to allow Origin to conform its internal budget and reporting practices to the seasonal nature of the seed industry. Because of this distinct business cycle, the majority of Origin's sales are recorded in the January 1 - June 30, and October 1 - December 31 periods; the period July 1 - September 30 coincides with the growing season, during which few sales occur.

    ABOUT ORIGIN

    Founded in 1997, Origin specializes in the research, development, production, sale and distribution of hybrid corn, rice and cotton seeds in China. The Company owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan and Sichuan provinces, and also has an office in San Diego, CA. Origin launched its first entirely internally developed seed in 2003 and in 2004 introduced two new proprietary corn hybrids to the market. In 2005 Origin had three new proprietary corn hybrids and one new proprietary cotton hybrid approved by the government registration office in China. Origin anticipates that it will introduce close to 49 new proprietary products into the Chinese government testing and approval cycle in 2006.

    FORWARD LOOKING STATEMENT

    Any forward looking statements contained in the press release may fall within the definition of "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Origin's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: adjustments made in connection with the completion of Origin's audit for the year ending on September 30, 2006; business conditions in China; weather and natural disasters; changing interpretations of generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which Origin is engaged; fluctuations in customer demand; management of rapid growth; intensity of competition from other providers of seed products; timing approval and market acceptance of new products introduction; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Origin's filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Origin assumes no obligation to update the information contained in this press release or filings.

    CONTACT: Origin Agritech Limited
             Jeff Wang, Chief Financial Officer, 0086-10-5890-7518 or
             Investor Relations:
             The Equity Group Inc.
             Devin Sullivan, 212-836-9608
             or
             Richard D. Propper, MD, 619-795-4627